October 24, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KT Corporation (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2005

File No. 1-14926

Dear Mr. Spirgel:

The Company is writing in response to the letter (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 21, 2006 setting out comments with respect to its above-referenced annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”). The Staff’s comments are set forth below in italics for ease of reference.

Comments

General

1.

We note from public reports that you may have operations in or contacts with Iran and North Korea, which are identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in or contacts with either of these countries. Please describe your operations in and contacts with these countries, if any, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Your

Mr. Larry Spirgel

Securities and Exchange Commission, P. 2

response should describe your current, past and anticipated operations in and contacts with Iran and North Korea, including through subsidiaries, affiliates and other direct and indirect arrangements.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with each of the countries individually and in the aggregate. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran and North Korea.

If any of your sales or contacts are with the governments or entities controlled by the governments of Iran or North Korea, please address such facts in your qualitative materiality analysis.

3.	To the extent any of your equipment or services are used or sold in Iran and North Korea, please advise us whether they have a military purpose or, to the best of your knowledge, understanding or belief, can be put to military use. Describe for us any known military purpose or use.

Response to Comments

The Company is domiciled in, and incorporated under the laws of, the Republic of Korea (“South Korea”) with substantially all of its operations located in South Korea. As described in more detail below, the Company has concluded that its business activities and interests in and dealings with Iran and the Democratic People’s Republic of Korea (“North Korea”) are not material to its overall business and do not constitute a material investment risk for its security holders, notwithstanding that Iran and North Korea have been identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction. The Company has considered both quantitative and qualitative factors in reaching this conclusion.

Mr. Larry Spirgel

Securities and Exchange Commission, P. 3

The Company’s Contact with Iranian Data Communication Companies

The Company entered into a contract on November 21, 2004 with Asia Tech Data Communication, Inc. (“AsiaTech”) and ARSH Holding, corporations duly organized and existing under the laws of the Islamic Republic of Iran (“Iran”), under which the Company agreed to construct a broadband network for AsiaTech and provide maintenance and consulting services. In consideration for the performance of the Company’s services, AsiaTech and ARSH Holding agreed to (i) pay the Company approximately US$18.8 million and (ii) establish a revolving letter of credit for the entire amount within forty-five days after the date of the contract. AsiaTech and ARSH Holdings failed to establish the revolving letter of credit, and the Company sent a notification on September 15, 2005 to terminate the contract, which became effective 30 days after the notification. The Company did not install any equipment or provide any services under the contract. Other than having entered into this contract that has been terminated, neither the Company nor any of its subsidiaries or affiliates has any operations in, or contacts with, Iran, or any other direct or indirect arrangements involving Iran.

The Company’s Operations in North Korea

The Company’s activities in North Korea are limited to (i) the operation of the Company’s branch (the “Gaesong Branch”) in the Gaesong Industrial Complex (the “Complex”), located in Gaesong, North Korea, and (ii) outsourcing of certain software development activities to a North Korean company. The Complex is an official initiative of South Korea as part of a plan to foster commercial exchanges between the two Koreas to cultivate improved relations between them. The industrial park is wholly operated by a committee of South Korean entities that holds a 50-year lease over the Complex expiring in 2054. The Complex opened in December 2004 and currently houses 26 South Korean companies that employ about 9,000 North Korean workers to produce labor-intensive goods such as shoes, clothes and kitchenware. The government of North Korea is not involved in, and does not influence, the day-to-day commercial operation of the Complex.

Since the opening of the Gaesong Branch, the Company has been engaged solely in proving fixed-line telephone and fax services to South Korean companies and nationals operating in the Complex. The Company began providing those services in December 2005. The telecommunication network of the Gaesong Branch is not connected to the network of North Korea, and the Gaesong Branch does not provide any of its services to the North Korean government or any other North Korean entities or persons.

The fixed-line telephone and fax services that the Gaesong Branch provides, and the telecommunication equipment that the Company installed in the Complex, are purely for commercial purposes. Prior to installation, the Company applied for a re-export license to the Bureau of Industry and Security of the U.S. Department of Commerce, which was approved in November 2005 under the license number D343103. To the best of the Company’s knowledge, understanding or belief, the services provided by the Gaesong Branch and the equipment installed in the Complex do not have any military purpose nor can be put to any military use. The Company currently has no plans to expand its services to the Complex beyond fixed-line telephone and fax services. However, the Company may consider providing other basic telecommunication services such as broadband Internet access services upon request from the South Korean companies operating in the Complex, which will be subject to approval of the South Korean Government.

Mr. Larry Spirgel

Securities and Exchange Commission, P. 4

Since 2004, the Company has also entered into software co-development arrangements with Samcholli General Corporation (“Samcholli”), a North Korean software development company, under which it outsources development of computer software programs related to voice recognition, intelligent networks and broadband convergence networks. The purpose behind the Company’s engagement of Samcholli is purely commercial in nature. The Company engaged Samcholli in order to employ high-skilled Korean-speaking engineers in North Korea at a significantly reduced cost compared to the engineers in South Korea with comparable skills. They are engaged on a limited basis to develop specific computer software for the Company. In addition, the Company has implemented policies and procedures designed to ensure that employees of the Company’s and its subsidiaries comply with the Export Administration Regulation issued by the Bureau of Industry and Security of the United States Department of Commerce and that none of the Company’s computer hardware or technology flows into North Korea.

In the first half of 2006, the Company’s revenues generated from its business with the South Korean companies located in the Complex amounted to 0.0049% of the Company’s total consolidated revenues under U.S. GAAP. As of June 30, 2006, the assets held by the Company in the Gaesong Branch amounted to less than 0.0184% of its total consolidated assets under U.S. GAAP. The Company has to date paid Won 410 million to Samcholli for its services and has agreed to pay additional Won 260 million upon completion of co-development projects currently underway.

Other than the Gaesong Branch and the software co-development activities, neither the Company nor any of its subsidiaries or affiliates has any operations in, or contacts with, North Korea, or any other direct or indirect arrangements involving North Korea. The Company has no plans to expand its operations in or contacts with North Korea beyond the Gaesong Branch and the software development projects.

The Company does not believe that the activities of the Gaesong Branch and the software co-development activities pose any risk to its reputation nor any material investment risk for its security holders and cannot be expected to have a material influence on a reasonable investor’s decision to invest in the Company’s shares. As a non-U.S. company headquartered in South Korea, engaged principally in providing telecommunication services to South Korean companies and nationals, the Company believes that its investors would not regard the limited activities of the Gaesong Branch in support of its South Korean clients and the software co-development activities as in any way presenting a risk to the Company’s reputation or share value.

The Company has taken note that Arizona, Louisiana, Pennsylvania and Missouri have adopted policies requiring reports regarding state funds and assets, including state pension funds, invested in, and/or prohibiting investment in, and/or requiring divestment from, companies that do business with countries, such as Iran and North Korea, that have been identified as state sponsors of terrorism. Given the termination of the Company’s activities in Iran and the limited nature of

Mr. Larry Spirgel

Securities and Exchange Commission, P. 5

the activities in North Korea, the Company does not believe that its activities would be regarded as “doing business with a state sponsor of terrorism”. The Company has no indication of investment (including divestment) activity of state funds related to its shares other than in the ordinary course of business. Therefore, the Company does not believe that the initiatives referenced in the Staff’s Comment Letter have any actual or potential material impact on its business or financial condition.

Conclusion

On the basis of the quantitative and qualitative factors summarized above, the Company does not believe that its activities in Iran and North Korea are material to the Company’s overall business. The Company does not have any reason to believe that its existing shareholders or potential new investors, taken as a whole, consider or would consider its activities in Iran and North Korea as a factor that materially adversely affects its reputation or share value, or has the potential to materially adversely affect its results of operations or financial condition.

Notwithstanding that Iran and North Korea have been identified as state sponsors of terrorism by the U.S. Department of State and are subject to sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the Company does not believe that its business activities and interests in and dealings with Iran or North Korea are material to its overall business, nor does it believe they constitute a material investment risk for its security holders, taking both quantitative and qualitative factors into account.

The Company also acknowledges that it would immediately terminate its activities in North Korea if the South Korean Government were to change its policy and withdraw its support of economic cooperation with North Korea. The Company is monitoring closely the discussions at the United Nations and diplomatic exchanges between South Korea and the other countries involved in negotiations with North Korea to prepare for a situation where it may need to restrict or terminate its activities in North Korea if new sanctions are implemented.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company sincerely hopes that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Jinduk Han at Cleary Gottlieb Steen & Hamilton LLP at 011-852-2532-3723 or by fax at 011-852-2160-1023.

Sincerely,

KT CORPORATION

/s/ Haing Min Kwon
Haing Min Kwon Chief Financial Officer

Mr. Larry Spirgel

Securities and Exchange Commission, P. 6

cc:	Ivette Leon

Assistant Chief Accountant

Division of Corporation Finance

Clare DeLabar

Staff Accountant

Division of Corporate Finance

James Lopez

Special Counsel

Office of Global Security Risk

Jinduk Han

Partner

Cleary Gottlieb Steen & Hamilton LLP